AURORA ACQUISITION CORP.

20 North Audley St.

London W1K 6LX
United Kingdom

March 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Jones and Ms. Erin Purnell

Re:	Aurora Acquisition Corp.
Registration Statement on Form S-1 Filed February 26, 2021
CIK No. 0001835856

Ladies and Gentlemen:

We hereby withdrawal our acceleration request filed on Friday, February 26, 2021, in accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, wherein we requested acceleration of the effective date of the effective date of the Registration Statement on Form S-1 (File No. 333-253106) of Aurora Acquisition Corp. (the “Registrant”) to March 2, 2021.

We intend to submit another acceleration request separately today. Thank you.

Sincerely,

/s/ Arnaud Massenet
Arnaud Massenet
Chief Executive Officer

cc: Steven Canner, Baker & McKenzie LLP